SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28834; File No. 812-13503]

Pax World Funds Trust II, <u>et al</u>.; Notice of Application

July 22, 2009

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

<u>Summary of Application</u>: Applicants request an order that would permit (a) certain open-end management investment companies and their series, to issue shares ("Fund Shares") that can be redeemed only in large aggregations ("Creation Units"); (b) secondary market transactions in Fund Shares to occur at negotiated prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Fund Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Fund Shares.

<u>Applicants</u>: Pax World Funds Trust II ("Trust"), Pax World Management Corp. ("Advisor") and ALPS Distributors, Inc. ("Distributor").

<u>Filing Dates</u>: The application was filed on February 29, 2008, and amended on May 8, 2008, November 17, 2008, May 8, 2009, and July 7, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 12, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Pax World Management Corp. and Pax World Funds Trust II, 30 Penhallow Street, Suite 400, Portsmouth, NH 03801; ALPS Distributors, Inc., 1290 Broadway, Suite 1100, Denver, CO 80203.

For Further Information Contact: Laura J. Riegel, Senior Counsel at (202) 551-6873, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

      1.   The Trust is registered as an open-end management investment company and is organized as a Massachusetts trust that will offer multiple series. The Trust will initially offer Fund Shares of two series (the "Initial Funds"). Applicants may offer additional registered open-

end investment companies in the future as well as additional series of the Trust and series of any existing or future open-end investment companies registered under the Act, which will be advised by the Advisor or an entity controlling, controlled by, or under common control with the Advisor ("Future Funds" and together with the Initial Funds, the "Funds").[1]

2. The Advisor will serve as the investment adviser to the Initial Funds. The Advisor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). In the future, the Advisor may enter into sub-advisory agreements with one or more additional investment advisers to act as sub-advisors to particular Funds ("Sub-Advisors"). Each Sub-Advisor will be registered under the Advisers Act. The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") and will act as the principal underwriter and distributor for the Creation Units of Fund Shares. The Distributor is not affiliated with the Advisor or any Sub-Advisor.

3. Each Fund will hold certain equity securities ("Portfolio Securities") and financial instruments selected to correspond, before fees and expenses, generally to the price and yield performance of a specified equity securities index (each, an "Underlying Index" and collectively, "Underlying Indices").[2] Certain of the Underlying Indices are composed of equity securities of domestic issuers and non-domestic issuers meeting the requirements for trading in U.S. markets ("Domestic Indices"). Other Underlying Indices include equity securities trading in non-U.S. markets or a combination of such securities with domestic equity

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[1] All existing entities that intend to rely on the requested order have been named as applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the application.

[2] The Underlying Indices for the Initial Funds are KLD Europe Asia Pacific Sustainability [SM] Index and KLD North America Sustainability [SM] Index.

securities (collectively "Foreign Indices"). Funds which track Domestic Indices are referred to

as "Domestic Funds" and Funds which track Foreign Indices are referred to as "Foreign Funds."

No entity that compiles, creates, sponsors or maintains an Underlying Index ("Index Provider")

is or will be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person

of an affiliated person, of the Trust or a Fund, of the Advisor, of any Sub-Advisor to or promoter

of a Fund, or of the Distributor.[3]

      4.   The investment objective of each Fund will be to provide investment results that

correspond, before fees and expenses, generally to the price and yield performance of its

Underlying Index.[4] The value of a Foreign Index and the value of a Domestic Index will be

disseminated every 15 seconds, throughout the trading day. A Fund will utilize either a

replication or representative sampling strategy which will be disclosed with regard to each Fund

in its statutory prospectus ("Prospectus").[5] A Fund using a replication strategy will invest in the

Component Securities in its Underlying Index in approximately the same proportions as in the

Underlying Index. In certain circumstances, such as when there are practical difficulties or

substantial costs involved in holding every security in an Underlying Index or when a

Component Security is less liquid, illiquid or unavailable, a Fund may use a representative

sampling strategy pursuant to which it will invest in some, but not all of the Component

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[3]   The Index Provider to the Initial Funds is KLD Research & Analytics, Inc.

[4]   Applicants represent that each Fund will invest at least 80% of its total assets in the component securities that comprise its Underlying Index ("Component Securities") or, in the case of Foreign Funds, Component Securities and depositary receipts representing such securities. "Depositary Receipts" will typically be American Depositary Receipts, but also include Global Depositary Receipts and European Depositary Receipts. Each Fund also may invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, as well as in stocks not included in its Underlying Index, but which the Advisor or Sub-Advisor believes will help the Fund track its Underlying Index.

[5]   All representations and conditions contained in the application that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

Securities of its Underlying Index.[6] Applicants anticipate that a Fund that utilizes a representative sampling strategy will not track the performance of its Underlying Index with the same degree of accuracy as an investment vehicle that invests in every Component Security of the Underlying Index with the same weighting as the Underlying Index. Applicants expect that each Fund will have a tracking error relative to the performance of its Underlying Index of less than 5 percent.

5.   The Trust will issue Creation Units in specified large aggregations of Fund Shares (e.g., 25,000 Fund Shares for each Fund) as will be clearly stated in the relevant Fund's Prospectus. Applicants expect that the initial price of a Creation Unit will fall in the range of $1,000,000 to $10,000,000. All orders to purchase Creation Units must be placed with the Distributor, by or through a party that has entered into an agreement with the Distributor ("Authorized Participant"). The Distributor will be responsible for transmitting the orders to the Funds. An Authorized Participant must be either: (a) a broker-dealer or other participant in the continuous net settlement system of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Commission, or (b) a participant in the Depository Trust Company ("DTC", and such participant, "DTC Participant"). Fund Shares of each Fund generally will be sold in Creation Units in exchange for an in-kind deposit by the purchaser of a portfolio of securities designated by the Advisor or Sub-Advisor to correspond generally to the price and yield performance of the relevant Underlying Index (the "Deposit Securities"), together with the deposit of a specified cash payment ("Balancing Amount"). The Balancing Amount is an amount equal to the difference between (a) the net asset value ("NAV") (per Creation Unit) of

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[6]   Under the representative sampling strategy, the Advisor or the Sub-Advisor will seek to construct a Fund's portfolio so that its market capitalization, industry weightings, fundamental investment characteristics (such as return variability, earnings valuation and yield) and liquidity measures perform like those of the Underlying Index.

a Fund and (b) the total aggregate market value (per Creation Unit) of the Deposit Securities.[7] Each Fund may permit a purchaser of Creation Units to substitute cash in lieu of depositing some or all of the Deposit Securities if the Advisor or Sub-Advisor believes such method would reduce the Fund's transaction costs or enhance the Fund's operating efficiency.[8]

6.   An investor purchasing or redeeming a Creation Unit from a Fund will be charged a fee ("Transaction Fee") to prevent the dilution of the interests of the remaining shareholders resulting from costs in connection with the purchase or redemption of Creation Units.[9] The maximum Transaction Fees relevant to each Fund and the method of calculating such Transaction Fees will be fully disclosed in the Prospectus of such Fund or statement of additional information ("SAI"). The Distributor will be responsible for delivering the Fund's Prospectus to those persons purchasing Creation Units, and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Fund Shares.

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[7]   Each Fund will sell and redeem Creation Units only on a "Business Day" which includes any day that a Fund is required to be open under section 22(e) of the Act. Each Business Day, prior to the opening of trading on the Listing Exchange (defined below), the list of names and amount of each security constituting the current Deposit Securities and the Balancing Amount will be made available. Any national securities exchange (as defined in section 2(a)(26) of the Act) ("Exchange") on which Fund Shares are primarily listed ("Listing Exchange") will disseminate, every 15 seconds during its regular trading hours, through the facilities of the Consolidated Tape Association, an amount per individual Fund Shares representing the sum of the estimated Balancing Amount and the current value of the Deposit Securities.

[8]   Applicants state that in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges, for a Foreign Fund to operate exclusively on an "in-kind" basis. Applicants also note that when a substantial rebalancing of a Fund's portfolio is required, the Advisor or Sub-Advisor might prefer to receive cash rather than stocks so that the Fund may avoid transaction costs involved in liquidating part of its portfolio to achieve the rebalancing.

[9]   Where a Fund permits a purchaser to substitute cash in lieu of depositing a portion of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and the offer side of the market relating to such Deposit Securities.

7. Purchasers of Fund Shares in Creation Units may hold such Fund Shares or may sell such Fund Shares into the secondary market. Fund Shares will be listed and traded on an Exchange. It is expected that one or more member firms of a Listing Exchange will be designated to act as a specialist or a market maker and maintain a market for Fund Shares trading on the Listing Exchange. Prices of Fund Shares trading on an Exchange will be based on the current bid/ask market. Fund Shares sold in the secondary market will be subject to customary brokerage commissions and charges.

8. Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs (which could include institutional investors). A specialist or market maker, in providing a fair and orderly secondary market for the Fund Shares, also may purchase Creation Units for use in its market-making activities. Applicants expect that secondary market purchasers of Fund Shares will include both institutional investors and retail investors.[10] Applicants expect that the price at which Fund Shares trade will be disciplined by arbitrage opportunities created by the option to continually purchase or redeem Creation Units at their NAV, which should ensure that Fund Shares will not trade at a material discount or premium in relation to their NAV.

9. Fund Shares will not be individually redeemable, and owners of Fund Shares may acquire those Fund Shares from the Fund, or tender such Fund Shares for redemption to the Fund, in Creation Units only. To redeem, an investor will have to accumulate enough Fund Shares to constitute a Creation Unit. Redemption orders must be placed by or through an Authorized Participant. An investor redeeming a Creation Unit generally will receive (a)

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[10] Fund Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Fund Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Fund Shares.

Portfolio Securities designated to be delivered for Creation Unit redemptions ("Fund Securities") on the date that the request for redemption is submitted[11] and (b) a "Cash Redemption Payment," consisting of an amount calculated in the same manner as the Balancing Amount, although the actual amount of the Cash Redemption Payment may differ if the Fund Securities are not identical to the Deposit Securities on that day. An investor may receive the cash equivalent of a Fund Security in certain circumstances, such as if the investor is constrained from effecting transactions in the security by regulation or policy.

10.   No Fund will be marketed or otherwise held out as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an "ETF," an "investment company," a "fund," or a "trust." All marketing materials that describe the features or method of obtaining, buying or selling Creation Units or Fund Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Fund Shares are not individually redeemable and that the owners of Fund Shares may purchase or redeem Fund Shares from the Fund in Creation Units only. The same approach will be followed in the SAI, shareholder reports and investor educational materials issued or circulated in connection with the Fund Shares. The Funds will provide copies of their annual and semi-annual shareholder reports to DTC Participants for distribution to shareholders.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under

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[11]   As a general matter, the Deposit Securities and Fund Securities will correspond pro rata to the Portfolio Securities held by each Fund, but Fund Securities received on redemption may not always be identical to Deposit Securities deposited in connection with the purchase of Creation Units for the same day. The Funds will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act.

sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the

Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B)

of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provision of

the Act, if and to the extent that such exemption is necessary or appropriate in the public interest

and consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction,

including the consideration to be paid or received, are reasonable and fair and do not involve

overreaching on the part of any person concerned, and the proposed transaction is consistent with

the policies of the registered investment company and the general provisions of the Act. Section

12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or

transaction, or any class or classes of persons, securities or transactions, from any provisions of

section 12(d)(1) if the exemption is consistent with the public interest and the protection of

investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management

investment company that is offering for sale or has outstanding any redeemable security of which

it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other

than short-term paper, under the terms of which the owner, upon its presentation to the issuer, is

entitled to receive approximately his proportionate share of the issuer's current net assets, or the

cash equivalent. Because Fund Shares will not be individually redeemable, applicants request an order that would permit the Funds to register as open-end management investment companies and issue Fund Shares that are redeemable in Creation Units only. Applicants state that investors may purchase Fund Shares in Creation Units and redeem Creation Units from each Fund. Applicants state that because Creation Units may always be purchased and redeemed at NAV, the market price of the Fund Shares should not vary substantially from their NAV.

<u>Section 22(d) of the Act and Rule 22c-1 under the Act</u>

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security, which is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Fund Shares will take place at negotiated prices, not at a current offering price described in a Fund's Prospectus, and not at a price based on NAV. Thus, purchases and sales of Fund Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Fund Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution of investment company shares by

eliminating price competition from dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Fund Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Fund Shares does not involve a Fund as a party and will not result in dilution of an investment in Fund Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Fund Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because competitive forces will ensure that the difference between the market price of Fund Shares and their NAV remains narrow.

Section 22(e)

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants state that settlement of redemptions for the Foreign Funds is contingent not only on the settlement cycle of the United States market, but also on currently practicable delivery cycles in local markets for underlying foreign securities held by the Foreign Funds. Applicants state that local market delivery cycles for transferring Fund Securities to redeeming investors, coupled with local market holiday schedules, will, under certain circumstances, require a delivery process longer than seven calendar days for Foreign Funds. Applicants request relief under section 6(c) of the Act from section 22(e) to allow the Foreign Funds to pay redemption proceeds up to

fourteen calendar days after the tender of any Creation Units for redemption. Except as disclosed in the relevant Foreign Fund's Prospectus and/or SAI, applicants expect that each Foreign Fund will be able to deliver redemption proceeds within seven days.[12] With respect to Future Funds that are Foreign Funds, applicants seek the same relief from section 22(e) only to the extent that circumstances similar to those described in the application exist.

8.   Applicants state that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the payment of redemption proceeds. Applicants assert that the requested relief will not lead to the problems that section 22(e) was designed to prevent. Applicants state that the SAI will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days, and the maximum number of days, up to fourteen calendar days, needed to deliver the proceeds for the relevant Foreign Fund. Applicants are not seeking relief from section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

Section 12(d)(1)

9.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any

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[12]   Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1.

other broker-dealer from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10. Applicants request an exemption to permit management investment companies ("Purchasing Management Companies") and unit investment trusts ("Purchasing Trusts") registered under the Act that are not sponsored or advised by the Advisor or any entity controlling, controlled by, or under common control with the Advisor and are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Trust (collectively, "Purchasing Funds") to acquire shares of a Fund beyond the limits of section 12(d)(1)(A). Purchasing Funds do not include the Funds. In addition, applicants seek relief to permit a Fund or broker-dealer ("Broker") that is registered under the Exchange Act to sell Fund Shares to a Purchasing Fund in excess of the limits of section 12(d)(1)(B).

11. Each Purchasing Management Company will be advised by an investment adviser within the meaning of section 2(a)(20)(A) of the Act (the "Purchasing Fund Advisor") and may be sub-advised by one or more investment advisers within the meaning of section 2(a)(20)(B) of the Act (each a "Purchasing Fund Sub-Advisor"). Any investment adviser to a Purchasing Management Company will be registered under the Advisers Act. Each Purchasing Trust will be sponsored by a sponsor ("Sponsor").

12. Applicants submit that the proposed conditions to the requested relief adequately address the concerns underlying the limits in sections 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of

fees and overly complex fund structures. Applicants believe that the requested exemption is

consistent with the public interest and the protection of investors.

13.   Applicants believe that neither the Purchasing Funds nor a Purchasing Fund

Affiliate would be able to exert undue influence over the Funds.[13] To limit the control that a

Purchasing Fund may have over a Fund, applicants propose a condition prohibiting a Purchasing

Fund Advisor or a Sponsor, any person controlling, controlled by, or under common control with

a Purchasing Fund Advisor or Sponsor, and any investment company and any issuer that would

be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or

sponsored by a Purchasing Fund Advisor or Sponsor, or any person controlling, controlled by, or

under common control with a Purchasing Fund Advisor or Sponsor ("Purchasing Fund's

Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning

of section 2(a)(9) of the Act. The same prohibition would apply to any Purchasing Fund Sub-

Advisor, any person controlling, controlled by or under common control with the Purchasing

Fund Sub-Advisor, and any investment company or issuer that would be an investment company

but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer)

advised or sponsored by the Purchasing Fund Sub-Advisor or any person controlling, controlled

by or under common control with the Purchasing Fund Sub-Advisor ("Purchasing Fund's Sub-

Advisory Group"). Applicants propose other conditions to limit the potential for undue influence

over the Funds, including that no Purchasing Fund or Purchasing Fund Affiliate (except to the

extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to

purchase a security in any offering of securities during the existence of any underwriting or

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[13]   A "Purchasing Fund Affiliate" is a Purchasing Fund Advisor, Purchasing Fund Sub-Advisor, Sponsor, promoter, and principal underwriter of a Purchasing Fund, and any person controlling, controlled by, or under common control with any of these entities. A "Fund Affiliate" is an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Purchasing Fund Advisor, Purchasing Fund Sub-Advisor, employee or Sponsor of a Purchasing Fund, or a person of which any such officer, director, member of an advisory board, Purchasing Fund Advisor, Purchasing Fund Sub-Advisor, employee, or Sponsor is an affiliated person (except that any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

14.   Applicants assert that the proposed conditions address any concerns regarding excessive layering of fees. The board of directors or trustees of any Purchasing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), will find that the advisory fees charged to the Purchasing Management Company are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Purchasing Management Company may invest. In addition, except as provided in condition 12, a Purchasing Fund Advisor or a trustee ("Trustee") or Sponsor of a Purchasing Trust will, as applicable, waive fees otherwise payable to it by the Purchasing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received by the Purchasing Fund Advisor or Trustee or Sponsor or an affiliated person of the Purchasing Fund Advisor, Trustee or Sponsor, from the Fund in connection with the investment by the Purchasing Fund in the Fund. Applicants state that any sales loads or service fees charged with respect to

shares of a Purchasing Fund will not exceed the limits applicable to a fund of funds set forth in Conduct Rule 2830 of the National Association of Securities Dealers ("NASD").[14]

15.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Fund may acquire securities of any investment company or company relying on sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of a money market fund for short-term cash management purposes. To ensure that Purchasing Funds comply with the terms and conditions of the requested relief from section 12(d)(1), any Purchasing Fund that intends to invest in a Fund in reliance on the requested order will enter into a Purchasing Fund Agreement between the Fund and the Purchasing Fund requiring the Purchasing Fund to adhere to the terms and conditions of the requested order. The Purchasing Fund Agreement also will include an acknowledgement from the Purchasing Fund that it may rely on the requested order only to invest in the Funds and not in any other investment company.

16.   Applicants also note that a Fund may choose to reject a direct purchase of Fund Shares in Creation Units by a Purchasing Fund. To the extent that a Purchasing Fund purchases Fund Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Fund Shares made in reliance on the requested order by declining to enter into the Purchasing Fund Agreement prior to any investment by a Purchasing Fund in excess of the limits of section 12(d)(1)(A).

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[14]   Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Association.

<u>Sections 17(a)(1) and (2) of the Act</u>

17.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("Second-Tier Affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include (a) any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the other person, (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with the power to vote by the other person, and (c) any person directly or indirectly controlling, controlled by or under common control with the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities.

18.   Applicants request an exemption from section 17(a) of the Act pursuant to sections 17(b) and 6(c) of the Act to permit persons to effectuate in-kind purchases and redemptions with a Fund when they are affiliated persons of the Fund or Second-Tier Affiliates solely by virtue of one or more of the following : (a) holding 5% or more, or in excess of 25%, of the outstanding Fund Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more other registered investment companies (or series thereof) advised by the Advisor.

19.   Applicants assert that no useful purpose would be served by prohibiting these types of affiliated persons from purchasing or redeeming Creation Units through "in-kind" transactions. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be the same for all purchases and redemptions. Deposit Securities and Fund

Securities will be valued in the same manner as Portfolio Securities. Therefore, applicants state

that in-kind purchases and redemptions will afford no opportunity for the specified affiliated

persons, or Second-Tier Affiliates, of a Fund to effect a transaction detrimental to other holders

of Fund Shares. Applicants also believe that in-kind purchases and redemptions will not result in

self-dealing or overreaching of the Fund.

20.   Applicants also seek relief from section 17(a) to permit a Fund that is an affiliated

person of a Purchasing Fund to sell its Fund Shares to and redeem its Fund Shares from a

Purchasing Fund, and to engage in the accompanying in-kind transactions with the Purchasing

Fund.[15] Applicants state that the terms of the transactions are fair and reasonable and do not

involve overreaching. Applicants note that any consideration paid by a Purchasing Fund for the

purchase or redemption of Fund Shares directly from a Fund will be based on the NAV of the

Fund.[16] Applicants believe that any proposed transactions directly between the Funds and

Purchasing Funds will be consistent with the policies of each Purchasing Fund. The purchase of

Creation Units by a Purchasing Fund directly from a Fund will be accomplished in accordance

with the investment restrictions of any such Purchasing Fund and will be consistent with the

investment policies set forth in the Purchasing Fund's registration statement. The Purchasing

Fund Agreement will require any Purchasing Fund that purchases Creation Units directly from a

Fund to represent that the purchase of Creation Units from a Fund by a Purchasing Fund will be

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[15]   Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Purchasing Fund, or an affiliated person of such person, for the purchase by the Purchasing Fund of Fund Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Fund Shares to a Purchasing Fund, may be prohibited by section 17(e)(1) of the Act. The Purchasing Fund Agreement also will include this acknowledgment.

[16]   Applicants believe that a Purchasing Fund will purchase Fund Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund. However, the requested relief would apply to direct sales of Creation Units by a Fund to a Purchasing Fund and redemptions of those Fund Shares.

accomplished in compliance with the investment restrictions of the Purchasing Fund and will be consistent with the investment policies set forth in the Purchasing Fund's registration statement.

Applicants' Conditions:

Applicants agree that any order of granting the requested relief will be subject to the following conditions:[17]

ETF Relief

1.   As long as the Funds operate in reliance on the requested order, Fund Shares will be listed on an Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund's Prospectus will prominently disclose that Fund Shares are not individually redeemable shares and will disclose that the owners of Fund Shares may acquire those Fund Shares from the Fund and tender those Fund Shares for redemption to the Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Fund Shares are not individually redeemable, and that owners of Fund Shares may acquire those Fund Shares from the Fund and tender those Fund Shares for redemption to the Fund in Creation Units only.

3.   The website maintained for each Fund, which will be publicly accessible at no charge, will contain the following information, on a per individual Fund Share basis, for each Fund: (a) the prior Business Day's NAV and the mid-point of the bid-ask spread at the time of the calculation of the NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV; and (b) data in chart

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[17]   See note 5, supra.

format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

4.   The Prospectus and annual report for each Fund also will include: (a) the information listed in condition 3(b), (i) in the case of the Fund's Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per individual Fund Share basis for one, five and ten year periods (or life of the Fund), (i) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price, and (ii) the cumulative total return of the relevant Underlying Index.

5.   Each Fund's Prospectus will clearly disclose that, for purposes of the Act, Fund Shares are issued by the Fund, which is a registered investment company, and that the acquisition of Fund Shares by investment companies is subject to the restrictions of section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a Purchasing Fund Agreement with the Fund regarding the terms of the investment.

6.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

Section 12(d)(1) Relief

7.   The members of a Purchasing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The

members of a Purchasing Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If as a result of a decrease in the outstanding Fund Shares of a Fund, a Purchasing Fund's Advisory Group or a Purchasing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding Fund Shares of a Fund, it will vote its Fund Shares in the same proportion as the vote of all other holders of the Fund Shares. This condition does not apply to the Purchasing Fund's Sub-Advisory Group with respect to a Fund for which the Purchasing Fund's Sub-Advisor or a person controlling, controlled by, or under common control with the Purchasing Fund Sub-Advisor acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

8. No Purchasing Fund or Purchasing Fund Affiliate will cause any existing or potential investment by the Purchasing Fund in a Fund to influence the terms of any services or transactions between the Purchasing Fund or Purchasing Fund Affiliate and the Fund or a Fund Affiliate.

9. The board of directors or trustees of a Purchasing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Purchasing Fund Advisor and Purchasing Fund Sub-Advisor are conducting the investment program of the Purchasing Management Company without taking into account any consideration received by the Purchasing Management Company or a Purchasing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

10. No Purchasing Fund or Purchasing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

11.   Before investing in the Fund Shares of a Fund in excess of the limits in section 12(d)(1)(A), each Purchasing Fund and the Fund will execute a Purchasing Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers or Sponsors and Trustees, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Fund Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), a Purchasing Fund will notify such Fund of the investment. At such time, the Purchasing Fund will also transmit to the Fund a list of names of each Purchasing Fund Affiliate and Underwriting Affiliate. The Purchasing Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The relevant Fund and the Purchasing Fund will maintain and preserve a copy of the order, the Purchasing Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

12.   The Purchasing Fund Advisor, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Purchasing Fund in an amount at least equal to any compensation (including fees received under any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Purchasing Fund Advisor, Trustee or Sponsor, or an affiliated person of the Purchasing Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Purchasing Fund Advisor, Trustee or Sponsor, or its affiliated person by a Fund, in connection with the investment by the Purchasing Fund in the Fund. Any Purchasing Fund Sub-Advisor will waive fees otherwise payable to the Purchasing Fund Sub-Advisor, directly or indirectly, by the Purchasing Management Company in an amount at least equal to any compensation received from a Fund by the Purchasing Fund Sub-Advisor, or an affiliated person

of the Purchasing Fund Sub-Advisor, other than any advisory fees paid to the Purchasing Fund

Sub-Advisor or its affiliated person by a Fund, in connection with any investment by the

Purchasing Management Company in a Fund made at the direction of the Purchasing Fund Sub-

Advisor. In the event that the Purchasing Fund Sub-Advisor waives fees, the benefit of the

waiver will be passed through to the Purchasing Management Company.

13.   Any sales charges and/or service fees charged with respect to shares of a

Purchasing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD

Conduct Rule 2830.

14.   Once an investment by a Purchasing Fund in the Fund Shares of a Fund exceeds

the limit in section 12(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the

directors or trustees that are not "interested persons" within the meaning of section 2(a)(19) of

the Act ("disinterested Board members"), will determine that any consideration paid by the Fund

to a Purchasing Fund or Purchasing Fund Affiliate in connection with any services or

transactions: (a) is fair and reasonable in relation to the nature and quality of the services and

benefits received by the Fund; (b) is within the range of consideration that the Fund would be

required to pay to another unaffiliated entity in connection with the same services or

transactions; and (c) does not involve overreaching on the part of any person concerned. This

condition does not apply with respect to any services or transactions between a Fund and its

investment adviser(s), or any person controlling, controlled by, or under common control with

such investment adviser(s).

15.   The Board, including a majority of the disinterested Board members, will adopt

procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated

Underwriting once an investment by the Purchasing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Purchasing Fund in a Fund. The Board will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by a Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

16.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by a Purchasing Fund in the Fund Shares of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

17.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Purchasing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Purchasing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Purchasing Management Company.

18.   No Fund will acquire securities of any investment company or companies relying on sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of a money market fund for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary